Exhibit 99.2

CODE OF CONDUCT OF SAES Getters S.p.A.

1.	Role of the Board of Directors	page 2
2.	Composition of the Board of Directors	page 3
3.	Independent Directors	page 4
4.	Chairman of the Board of Directors	page 4
5.	Honorary Chairman	page 4
6.	Appointment of Directors	page 5
7.	Remuneration of Directors	page 5
8.	Internal Control	page 5
9.	Committee for Internal Control and Corporate Governance	page 6
10.	Information Treatment	page 6
11.	Relations with Institutional Investors and other Shareholders	page 7
12.	Shareholders’ Meetings	page 7
13.	Member of the Board of Statutory Auditors	page 7
14.	Transactions with Related Parties – Guidelines	page 8

Issued by Board of Directors SAES Getters S.p.A. on March 28, 2001
Updated on February 14th, 2003

NOTE: The present text is the translation of the Italian official text approved by the Board of Directors on March 28, 2001, as revised on February 14, 2003. For any difference between the two texts, the Italian text shall prevail.

Back to Contents

1. ROLE OF THE BOARD OF DIRECTORS

1.1. Role. The Company is governed by a Board of Directors that meets at regular intervals and that adopts an organisation and a modus operandi enabling it to guarantee effective and efficient performance of its own functions.

1.2. Competencies. Without affecting the exclusive competencies in the matters as to article 2381 of the Italian Civil Code, the Board of Directors:
a)	defines, applies and updates the Company’s corporate governance rules, complying with the existing legislation; defines the guidelines of the corporate governance of the Company and of the SAES Group;
b)	examines and approves the strategic, operational and financial plans of the Company and of the SAES Group;
c)	evaluates and approves the annual budget of the Company and of the SAES Group;
d)	evaluates and approves the periodical reports required by the existing regulations;
e)	delegates and revokes powers to the Chairman and to the Managing Directors; it shall specify the limits to such delegated powers, the manner of exercising them and the frequency, as a general rule not less than once every quarter, with which such bodies must report to the Board on the activity performed in the exercise of the powers delegated to them;
f)	determines, after examining the proposal of the Compensation Committee and consulting the Board of Statutory Auditors, the remuneration of the Chairman and of the Managing Directors and of those directors who are appointed to particular positions within the Company and, whenever the Shareholders’ meeting has not already done so, allocates the total amount the members of the Board are entitled to;
g)	supervises the overall performance of the Company, with special reference to situations of conflicts of interest, taking into due consideration the information received from the Managing Directors and the Audit Committee and periodically comparing the results achieved with those planned;
h)	examines and approves transactions having a relevant impact on the Company’s profitability, assets and liabilities or financial position, with special reference to related parties transactions, which shall be closed to market conditions and duly reported in the financial statements;
i)	checks the adequacy of the general organisational and administrative structure of the Company and of the Group as established by the Managing Directors;
j)	reports to the Shareholders at Shareholders’ meetings;
k)	upon the end of the year, lays down the corporate events’ calendar for the following year which, as to the possible extent, shall be taken as reference.

In addition to the matters reserved to the Board by law or the bylaws, any decision about the most significant transactions (including, in particular, those with related parties), meaning any transactions that can have a impact of a strategic nature on the Company’s business trend or affect it significantly (higher than the 10% of the consolidated shareholders equity) remains the exclusive responsibility of the Board of Directors should provide sufficiently detailed information on such transactions at the shareholders’ meeting, so as to allow a full understanding of their advantages and costs for the Company.

1.3. Directors. Directors shall act and decide autonomously, having full knowledge of the facts, and aiming at creating value for the Shareholders. Directors shall accept their appointment to the Board if they deem they can devote the necessary time to the diligent performance of their duties, Taking into account, among other things, the number of positions they hold on the boards of directors or auditors of other companies listed on regulated markets, including foreign markets, financial companies, banks, insurance companies and large companies.
Every year the Board shall collect data on the positions held by directors on the boards of directors or auditors of other listed companies and of companies of the other categories specified above and publish the results in the report on operations.
Directors shall know the duties and responsibilities associated with their position. Managing Directors shall take steps to keep the Board updated on the main statutory and regulatory innovations concerning the Company and the governing bodies.
The Chairman and the Managing Directors periodically report to the Board and to the Board of the Statutory Auditors on the activity performed in the exercise of the powers delegated to them, providing sufficient information on the acts performed and in particular on transactions which are atypical, unusual, if any.

1.4. Contacts with management. Whenever directors need clarifications and/or information from the management of the Company, they should send their request to the Chairman who will take care of collecting the required information/clarifications or getting the directors in contact with the concerned management.

Back to Contents

1.5. Meetings. The Board of Directors meets at least four times a year and however every time the Chairman deems it useful.
Pursuant to the By-laws, the Board may be convened by the Chairman, the Vice Chairman or the eldest in age Managing Director or, upon written request sent to the Chairman, by one of the directors or by whoever is entitled to according to the law.
Each director is entitled to propose topics for the agenda of the following meeting(s) of the Board.
The Chairman, upon consent of the participating directors, may invite to the meeting(s), as listeners or with supporting tasks, individuals who are not members of the Board.

1.6. Committees. For a more effective performance of its tasks, the Board established the Audit Committee and the Compensation Committee.
For each Committee, the director who is eldest in age periodically reports to the Board on the activities of the Committee.
The Board shall do its best efforts so that an adequate rotation is guaranteed within each Committee, except that for any reason or cause when the Board deems appropriate to confirm one or more directors longer than the established terms.

2. COMPOSITION OF THE BOARD OF DIRECTORS

2.1. By-laws. The current By-laws states that the Shareholders at the Shareholders’ Meeting may determine the number of directors between a minimum of three and a maximum of fifteen. The high number of directors set as upper limit reflects the need for a structure of the Board of Directors which better satisfies the Company’s requests, also taking into consideration the relationships with the various companies so far controlled. In addition, this larger composition allows the Company to find expertise from different sources and to integrate assorted competencies and experiences to better comply with present and future needs, thus maximising the value for the Shareholders. The complexity and world-wide nature of both Company’s and Group’s interests implies a constantly growing need for different specialists, experiences and competencies within the governing body. Therefore, with a more complete composition the Board of Directors is able to effectively perform its own functions, with the required competence and authority, promptly interacting with the more and more complex issues the Company is called to face.

2.2. Composition. The Board of Directors is made up of a maximum of fifteen directors, out of which a maximum of six are executive directors (i.e. the Chairman, the Managing Directors, and those directors who perform management functions within the Company).
With this composition, it’s deemed that the non-executive directors (meaning the directors not entrusted with proxies or management functions within the Company) in number and standing are such that their views can have significant weight on Board’s decisions.
Non-executive directors shall bring their specific expertise to Board’s discussions and contribute in taking decisions that are consistent with the Shareholders’ interests.
When the Shareholders at the Shareholders’ Meeting decide to reduce the members of the Board in number, it is advisable that the following proportions are maintained:
– Board made of up to seven members: a maximum of three executive directors
– Board made of from eight to eleven members: a maximum of four executive directors.

3. INDEPENDENT DIRECTORS

3.1. According to the criteria set forth by Borsa Italiana S.p.A. in its Instructions to the Market, considered that the Board of Directors is currently made up of more than eleven directors, the Company deems that three is the proper number of independent non executive directors, meaning that:
1.	they do not entertain and have not recently entertained (in the periods below specified), directly or indirectly or on behalf of third parties, with the Company, its subsidiaries, the executive directors or the shareholder or group of shareholders who controls the Company, significant business relationships, i.e. of a significance able to influence their autonomous judgment.

Significant business relationships mean: a) commercial relationships entertained, in the current year and the last one, even through controlled companies and/or in which the director holds executive positions; b) professional services rendered, in the current year and in the last one, even provided in associated form; c) employment relationship or position of executive director held in the previous three years.
Relationships described in letters a) and b) are not deemed relevant if closed at market conditions and if not able to influence the autonomous judgment of the concerned directors.

Back to Contents

2.	they neither own, directly or indirectly or on behalf of third parties, a quantity of shares enabling them to control the Company or exercise a considerable influence over it nor participate in shareholders’ agreements to control the Company.

3.	they are not immediate spouses, cohabitants, relatives or kinsmen, within the second degree, of an executive director of the Company or shareholder controlling the Company or of persons in the situations referred to in points 1. and 2.

3.2. Independent directors undertake to promptly notify the Board of Directors when it occurs an event can affect their “independent” status as above defined.

3.3. Directors’ independence shall be assessed by the Board of Directors annually on the basis of the information provided by each interested party. The results of such assessments shall be promptly communicated to the market.

3.4. When the Shareholders at the Shareholders’ Meeting decide to reduce the members of the Board in number, it is advisable that the following proportions are maintained:
– Board made of up to five members: a maximum of one independent director
– Board made of from six to eleven members: at least two independent directors

4. CHAIRMAN OF THE BOARD OF DIRECTORS

The Chairman shall co-ordinate the activities of the Board of Directors, call the meetings of the Board, define the agenda, chairs the meetings and shall take steps to ensure that the members of the Board are provided, reasonably in advance of the date of the meeting (except in cases of necessity and as a matter of urgency), with the documentation and information needed for the Board to properly express opinions on the matters it is required to examine and approve.

5. HONORARY CHAIRMAN

According to By-laws, the Board of Directors may elect, in addition to its members, a Honorary Chairman, who, if elected, shall last for the duration of the Board of Directors and may be re-elected.
The Honorary Chairman is invited to the meetings of the Board and to the Shareholders’ Meetings. No power can be delegated to the Honorary Chairman by the Board.

6. APPOINTMENT OF DIRECTORS

It is advisable that proposals for appointments to the position of director, accompanied by detailed personal and professional information and qualifications of the candidates, with an indication where appropriate of their eligibility to qualify as independent directors as defined in Article 3, shall be deposited at the Company’s registered office at least ten days before the date set for the Shareholders’ Meeting at first call.

7. REMUNERATION OF DIRECTORS

7.1. Board of Directors’ Role. The Shareholders at the Shareholders’ Meeting resolve upon the annual compensation of the Board of Directors. Such compensation shall remain unchanged until a new resolution is taken by the Shareholders. The compensation payable to each director, pursuant to CONSOB regulations, is reported in the financial statements.

7.2 Compensation Committee. The Board of Directors has established a Committee for the remuneration and stock option or equity based remuneration plans, if any (Compensation Committee).
This Committee, made up of three (3) non-executive directors, submits proposals to the Board on the remuneration of the Chairman, of the Managing Directors and of those directors who are appointed to particular positions in the absence of the persons directly concerned. It is responsibility of the Chairman and of the Managing Directors to establish policies and levels of remuneration for the top management. The Compensation Committee also submits proposals to the Board as to the introduction of incentive scheme.

Back to Contents

To this end the Compensation Committee may retain external consultants at the Company’s expense.
The Compensation Committee is presided and convened by its eldest (in age) member who regularly reports to the Board of Directors. The eldest (in age) member convenes the meeting without formalities (even orally) and without prior notice.

7.3. Objectives. As a general rule, in determining the total compensation payable to the Chairman and to the Managing Directors, the Board of Directors shall establish that a part is subject to the Company’s profitability and, possibly, to the achievement of specific objectives laid down in advance by the Board of Directors itself.
It is for the Board of Directors, acting on a proposal from the Compensation Committee, to decide whether to make extensive use of such systems of remuneration and set the objectives for Managing Directors.

8. INTERNAL CONTROL

The internal control system is the set of processes serving to monitor the efficiency of the Company’s operations, the reliability of financial information, compliance with laws and regulations, and the safeguarding of the Company’s assets.
The Board of Directors is responsible for the internal control system; it shall lay down the guidelines for the system, periodically check that it is adequate and working properly, and verify that the main risks the Company may face are identified and managed appropriately.
The Chairman and the Managing Directors shall identify the main risks the Company is exposed to and submit them to the Board of Directors for its examination; moreover they shall implement the guidelines laid down by the Board of Directors through the planning, operation and monitoring of the internal control system, of which they should set the relative procedures, and shall appoint one or more persons in charge of the internal control system, providing them with appropriate resources.
The individuals appointed to run the internal control system shall not hierarchically report to a person responsible for operations and shall inform on their activity the Managing Directors and to the Audit Committee (see article 9 below) and to the members of the Board of Statutory Auditors.
An independent auditing function is operating within the internal control system in the Company. Said function is charged with the task of checking the efficacy of the operational and administrative internal procedures, of verifying that such procedures are followed, of guaranteeing the correctness and reliability of financial records, of identifying, forestalling and limiting, as far as possible, financial and operational risks and fraud at the Company’s expense.

9. COMMITTEE FOR INTERNAL CONTROL AND CORPORATE GOVERNANCE

9.1.Audit Committee. The Board of Directors shall establish an internal control committee (Audit Committee) to support the Board in pursuing its supervising tasks, by giving advice and making proposals. The Audit Committee is made up of three non-executive directors, the majority of which shall be independent.
The Audit Committee is presided and convened by its eldest (in age) member who regularly reports to the Board of Directors. The eldest (in age) member convenes the meeting without formalities (even orally) and without prior notice.
The Chairman of the Board of Statutory Auditors or any other auditor appointed by the same participate to the Audit Committee’s meetings.
The Chairman of the Board of Directors, the Managing Directors and the individual(s) appointed to run the internal control system (as per preceding article 8) may be invited by the Audit Committee to attend some meetings.

9.2. Competencies. In particular the Audit Committee shall:
a) assist the Board in performing the tasks referred to in Article 8;
b) assess the work programme prepared by the individuals in charge of internal control and receive their periodic reports;
c) assess, together with the heads of administration and the external auditors, the appropriateness of the accounting standards adopted and, in the case of groups, their uniformity with a view to the preparation of the consolidated accounts;
d) assess remarks, if any, contained in the periodic reports issued by the individuals in charge of internal control, in the reports of the Board of Statutory Auditors or raised by one of them;
e) report to the Board of Directors on its activity and the adequacy of the internal control system at least once every six months, when the annual and semi-annual statements are approved;

Back to Contents

f) assess the work done by the audit firm, also with reference to the independence of its judgement, the work programme set forth for the audit and the results thereof as set out in the auditors’ report and their letter of suggestions;
g) assess the proposals put forward by auditing firms to obtain the audit engagement;
h) perform the other duties entrusted to it by the Board of Directors, particularly as regards relations with the auditing firms.

9.3. Corporate Governance. the Audit Committee supervises the compliance and periodic updating of the Corporate Governance rules.

10. INFORMATION TREATMENT

10.1. Handling of confidential information. The Chairman and Managing Directors shall ensure the correct handling of confidential or proprietary information, as defined by article 180 of the Law Decree 58 dated February 24, 1998 (“Testo unico delle disposizioni in materia di intermediazione finanziaria”).
To this end they proposed to and the Board of Directors adopted the following on December 19, 2002:
–	procedures for internal handling and disclosure to third parties of information concerning the Company, with special reference to price-sensitive information, as defined by article 114 of the aforementioned Law Decree.
–	A Code of Conduct to rule the notification obligations as far as transactions on financial instruments carried out by individuals that, by virtue of the position held, have access to relevant information, pursuant to the applicable current regulation.

The Board reserves the right to modify or adjust, even entrusting specific powers to specific director, in this concern, the Code and the procedures, as deemed appropriate or necessary further to change in applicable regulation or law..

10.2. Confidentiality. All directors are required to treat documents and information they acquire in the performance of their duties as confidential and to comply with the adopted procedures for the disclosure to third parties of such documents and information.

10.3. Mass Media. The information disclosed to third parties shall be homogeneous and transparent. The Company shall present itself with accuracy and consistency in each communication with the mass media. The relationships with the mass media are reserved exclusively to the Chairman and to the Managing Directors, or to the delegated corporate functions.

11. RELATIONS WITH INSTITUTIONAL INVESTORS AND OTHER SHAREHOLDERS

11.1. Investors’ relations. The Chairman of the Board of Directors and the Managing Directors shall, while complying with the procedure for the disclosure of documents and information concerning the Company, actively endeavour to develop a dialogue with shareholders, with institutional investors, and with the market as well, to grant the due disclosure of exhaustive and timely information about their activities.
The information to the investors, to the market and to the press is assured by press releases, periodical meetings with institutional investors and with the financial community. A specific corporate function (Investor Relations Manager) handles the relationships with investors and analysts.

11.2 Web-site. On the Company’s web site both financial information (as annual, semi-annual, quarterly financial statements) and data or documents which may be of interest for the Shareholders (such as press releases), in Italian and English versions, are made available.

12. SHAREHOLDERS’ MEETINGS

12.1. Shareholders’ Meeting. The Chairman and Managing Directors shall encourage and facilitate the broadest possible participation of Shareholders in Shareholders’ meetings, as concrete occasion of dialogue and integration between Company and investors. As a general rule, all the directors shall attend Shareholders’ meetings.
Shareholders’ meetings shall also be an opportunity to provide Shareholders with information on the Company, while complying with the procedure concerning price-sensitive information.

Back to Contents

12.2. Shareholders’ Meeting Regulation. The Board of Directors, after evaluating the orderly and effective conduct of the Company’s ordinary and extraordinary Shareholders’ meetings so far, pursuing the broadest possible participation of Shareholders in Shareholders’ meetings, does not deem it necessary for the time being to lay down any procedure ruling the participation of the Shareholders to the meeting. The Company reserves the right to lay down such regulation as soon as it realizes the lack of fair debate during the meetings.

13. MEMBERS OF THE BOARD OF STATUTORY AUDITORS

Pursuant to By-laws, proposals to be submitted to the Shareholders’ meeting for the appointment to the position of auditor, accompanied by detailed personal and professional information and qualifications of the candidates, shall be deposited at the Company’s registered office at least ten days before the date fixed for the Shareholders’ meeting or at the time the related lists are deposited.
The members of the Board of Statutory Auditors shall act autonomously with respect to Shareholders, including those that elected them.
The members of the Board of Statutory Auditors are required to treat the documents and information they acquire in the performance of their duties as confidential and to comply with the procedure for the disclosure to third parties of such documents and information.

14. RELATED PARTIES TRANSACTIONS – GUIDELINES

14.1 Board of Directors’ Role. The Board of Directors shall approve in advance the transactions with related parties, including intercompanies transactions, but for the typical or usual transactions or transactions to be concluded at standard conditions.

14.2. Definition. Typical or usual transactions are deemed to be those that, for the object or the nature are not extraneous to the normal business trend of the Company and those that do not have particular critical features due to their characteristics or risks inherent to the nature of counterpart, or timing scheduled for their execution. Standard conditions transactions are those concluded to the same conditions applied by the Company to any party.

14.3. Standard Conditions Operations. As far as related parties transactions are concerned, including intercompanies ones, which are not submitted to the Board of Directors, being typical or usual and/or at standard conditions, the executive directors or the officers in charge of their execution, save for compliance with the specific procedure set forth in article 150, first paragraph, T.U.F., collect and keep, even for type or group of transactions, adequate information on the nature of the relation, on the form of the execution, conditions, even economic, set for its performance, evaluation procedure followed, interests and reasons behind and potential risks for the Company.

14.4. Fairness criteria. Transactions with related parties shall comply with criteria of substantial and procedural fairness.
Substantial fairness means the fairness of the transaction from the economic point of view, as when, for example, the consideration for a good is in line with the market price.
Procedural fairness means compliance with the procedures that are intended to ensure the substantial fairness of transactions.

14.5 Information. The Board of Directors receives adequate information on the nature of the relation, on the form of the execution, conditions, even economic, set for its performance, evaluation procedure followed, interests and reasons behind and potential risks for the Company.

14.6 Conflicts of interest. Directors who have an interest, even if only potential or indirect, in a transaction with related parties shall:

–	promptly inform the Board in detail of the existence of the interest and of the related circumstances, so that the other directors can be fully informed about the extent and importance of such interests, regardless of whether there is a conflict.
–	abandon the Board meeting when the issue is discussed.

14.7 Expert Assistance. Where the nature, value or other aspects of a transaction with related parties make it necessary, the Board, in order to avoid different conditions being agreed from those that would presumably have been agreed between unrelated parties, shall ensure that the transaction is concluded with the assistance of independent experts for the evaluation of the assets and for the provision of financial, legal or technical advice. The Board will choose only acknowledged professional and competent experts in the matters of interest and should carefully assess their independence and absence of conflicts of interest.